Filed Pursuant to Rule 433

Registration Statement No. 333-278690

Relating to Preliminary Prospectus Supplement dated March 10, 2025 to Prospectus dated April 15, 2024

Pricing Term Sheet

EXTRA SPACE STORAGE LP

$500,000,000 5.400% Senior Notes due 2035

March 10, 2025

Issuer:	Extra Space Storage LP

Guarantors:	Extra Space Storage Inc., ESS Holdings Business Trust I and ESS Holdings Business Trust II

Principal Amount:	$500,000,000

Maturity Date:	June 15, 2035

Coupon:	5.400%

Issue Price:	99.830% of the principal amount

Yield to Maturity:	5.423%

Spread to Benchmark Treasury:	+120 basis points

Benchmark Treasury:	4.625% due February 15, 2035

Benchmark Treasury Price and Yield:	103-07+ / 4.223%

Interest Payment Dates:	June 15 and December 15, commencing June 15, 2025

Optional Redemption:	Prior to March 15, 2035 (three months prior to the Maturity Date of the Notes), make-whole redemption at the Treasury Rate (as defined) plus 20 basis points, plus accrued and unpaid interest to, but excluding, the redemption date. On and after March 15, 2035 (three months prior to the Maturity Date of the Notes), at a redemption price equal to 100% of the principal amount, plus accrued and unpaid interest to, but excluding, the redemption date. See the preliminary prospectus supplement for the definition of “Treasury Rate” and for further terms and provisions applicable to optional redemption and the calculation of the redemption price.

Trade Date:	March 10, 2025

Settlement Date:	T+7; March 19, 2025; under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the date that is one business day preceding the Settlement Date will be required, by virtue of the fact that the Notes initially will settle on a delayed basis, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement, and should consult their own advisors with respect to these matters.

CUSIP:	30225V AU1

ISIN:	US30225VAU17

Ratings*:	Baa2 / BBB+ (Moody’s/S&P)

Minimum Denomination:	$2,000 and integral multiples of $1,000 in excess thereof

Joint Bookrunners:

BofA Securities, Inc.

TD Securities (USA) LLC

Truist Securities, Inc.

BMO Capital Markets Corp.

J.P. Morgan Securities LLC

PNC Capital Markets LLC

Wells Fargo Securities, LLC

U.S. Bancorp Investments, Inc.

Co-Managers:

Regions Securities LLC

BOK Financial Securities, Inc.

Citigroup Global Markets Inc.

Huntington Securities, Inc.

Scotia Capital (USA) Inc.

Zions Direct, Inc.

Fifth Third Securities, Inc.

Academy Securities, Inc.

Samuel A. Ramirez & Company, Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Securities, Inc. at 1-800-294-1322, TD Securities (USA) LLC toll-free at 1-855-495-9846, or Truist Securities, Inc. at 1-800-685-4786.